

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

Richard M. Maurer
Chief Executive Officer
Netfin Acquisition Corp.
445 Park Avenue, 9th Floor
New York, NY 10022

> **Re: Netfin Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 31, 2020**
> **File No. 001-39008**

Dear Mr. Maurer:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Elliott Smith, Esq.